Exhibit 99.4

DATE, PLACE AND TIME: October 28 2008 at 4:00 p.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: The full complement of Board Members. PRESIDING OFFICIALS: Nildemar Secches, President and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS TAKEN: 1. Election of the Chief Executive Officer: By virtue of the retirement of the current Chief Executive Officer, Nildemar Secches, the Board of Directors passed a resolution electing José Antonio do Prado Fay, Brazilian, married, engineer, enrolled in the private individual taxpayers’ register (CPF) under number 210.397.040-34, bear of Brazilian ID card number 4063224747, SSP/RS, resident and domiciled in São Paulo, SP, as Chief Executive Officer, with a term of office to coincide with that of the other  members of the Board of Executive Officers. 2. Rectification of the Authorization of Limits for Financial Operations: The Board passed a resolution rectifying the wording of the authorization of limits for Financial Operations, pursuant to the resolution taken at the 7th /2008 Ordinary Meeting of August 21 2008, which shall now read as follows: “Pursuant to clause 5) of Article (Section) 19 of the Company’s bylaws, to set maximum limits of 2.5% (two and a half percent) of the Company’s Shareholders’ Equity, for each operation, and of 20% (twenty percent) of the Shareholders’ Equity for overall borrowing commitments, in the contracting by the Board of Executive Directors of loans and financing and for the provision of real or personal guarantees, irrespective of specific authorization for such. This limit shall exclude those operations linked to the anticipation of revenues from trade finance operations, namely pre-shipment export advances (ACC), prepayment of exports (PPE), import finance lines (off shore loans) and export credit notes (NCE), as well as finance from banks or fomenting/development bodies such as the BNDES, FINEP, IFC (which required discretionary approval for each operation). The Board also passed a resolution, pursuant to clause 6) of Article (Section) 19 of the Bylaws authorizing the Executive Board to contract asset and liability hedge operations according to the following conditions and specifications: (i) Objective of the hedge: protection of assets and liabilities registered in the balance sheet, as well as, of the company’s cash flow exposed to market risks. (ii) Risk factors: foreign exchange rate (US dollar, Euro and Pound Sterling), interest rates (CDI, Prefixed rates, TJLP (Long Term Interest Rates) and Libor) and agricultural commodities (corn, soybeans, soybean meal and live cattle). (iii) Authorized instruments: operations involving the reciprocal assignment of obligations through financial swap positions (swaps), options, futures and forward transactions on the organized over-the-counter market. (iv) Limits: a. Individual contracting: maximum of 2.5% (two and a half percent) of the Company’s Shareholders’ Equity for each hedge operation, operations of more than 1.5% (one and a half percent) to be approved by the Financial Director jointly with the Chief Executive Officer; b. Exchange Rate: protection of book foreign exchange exposure (assets less liabilities denominated in foreign currency) up to the limit of USD 800 million; c. Agricultural commodities: contracting of instruments for hedging cash flow for a maximum of R$ 300 million; interest rate hedge operations (interest rate swaps) for optimizing the cost of debt are excluded from these limits.” 3. Creation of a Branch:  The Board passed a resolution authorizing the creation of a company branch at Rua Reinaldo Noschang, nº 290, Sala, 01, Bairro Centro, Bom Retiro do Sul, RS, CEP-95.870-000, its stated activity to be “Manufacture of Meat Products”. 4. Closing of a Branch: The Board passed a resolution authorizing the closing of the branch enrolled in the corporate taxpayers’ register (CNPJ) under number 01.838.723/0034-95 located at Rodovia BR-116, km 527,5, Sala A, s/nº, Sede, Capão do Leão, RS, CEP 96160-000, with its stated activity as “Wholesale Milk and Dairy Product Commerce”, given that this branch is dormant. 5. Inclusion of NIRE (Company Registration Number) of a Branch: The Board passed a resolution authorizing the inclusion of the NIRE of the branch enrolled in the corporate taxpayers’ register (CNPJ) under number 01.838.723/0060-87, located at Avenida Porto Feliz, 525, Sala 01, Sede, Mondai, SC, CEP 89893-000, with its stated activity  “Milk preparation”, NIRE 42900807649. 6. Change in Branch Address: The Board passed a resolution authorizing the change of address of the branch enrolled in the corporate taxpayers register (CNPJ) under number 01.838.723/0045-48, NIRE 43901314710 from Rua João Vedana, 888, Centro, Porto Alegre, RS, CEP 91740-140 to Rua João Vedana, 888, Cavalhada, Porto Alegre, CEP 91740-140. 7. Change in Stated Branch Activity:  The Board passed a resolution authorizing the change in stated activity of the following branches of the Company: a) enrolled in the corporate taxpayers’ register (CNPJ) under number 01.838.723/0053-58, located at Rodovia BR-116, 665, Bairro São Sebastião, Esteio, RS, CEP 93270-000 from “Wholesale milk and dairy product commerce; beef, pork and byproducts; slaughtered poultry and their byproducts;

PERDIGÃO S.A.

CNPJ/MF 01.838.723/0001-27

A Public Company

EXTRACT FROM THE MINUTES OF THE 9th /2008 ORDINARY MEETING OF THE BOARD OF DIRECTORS

meats and byproducts of other animals and food products in general” to “Wholesale milk and dairy product commerce”; b) enrolled in the corporate taxpayers’ register (CNPJ) under number 01.838.723/0070-59, located at Rua José Semião Rodrigues Agostinho, 502, Bairro Embu-Mirim, Embu, SP, CEP 06833-300 from “Wholesale milk and dairy product commerce; beef, pork and byproducts; slaughtered poultry and their byproducts; meats and byproducts of other animals and food products in general” to “Wholesale milk and dairy product commerce”; c) enrolled in the corporate taxpayers’ register (CNPJ) under number 01.838.723/0072-10, located at Rua Herculano Pinheiro, 333, Bairro Pavuna, Rio de Janeiro, RJ, CEP 21532-440 from “Wholesale milk and dairy product commerce ; beef, pork and byproducts; slaughtered poultry and their byproducts; meats and byproducts of other animals and food products in general” to “Wholesale milk and dairy product commerce”. 8. Creation of Branches: Given the incorporation of the companies PERDIGÃO AGROINDUSTRIAL S.A., PERDIGÃO AGROINDUSTRIAL MATO GROSSO LTDA, BATÁVIA S.A. INDÚSTRIA DE ALIMENTOS e MAROCA & RUSSO INDÚSTRIA E COMÉRCIO LTDA, which shall take place on December 31 2008, the Board passed a resolution creating the Company’s following branches which shall substitute existing branches as from that date:

STATE	Address	Activities
AM	RUA SANTO EXPEDITO, Nº 138, BAIRRO TARUMÃ, CEP 69.021-140 - MANAUS - AM	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
BA	RODOVIA BR 324 (SENTIDO SSA), Nº 8.859, KM 7,5 LADO DIREITO, ALA A, BAIRRO PIRAJÁ, CEP 41.290-550, SALVADOR - BA	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
BA	RODOVIA BR 324 (SENTIDO SSA), Nº 8.859, KM 7,5, LADO DIREITO, BAIRRO PIRAJÁ, CEP 41.290-550, SALVADOR - BA	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
BA	QUADRA 11, LOTE 01, S/N, SALA F, BAIRRO CENTRO INDUSTRIAL ARATU, CEP 43.700-971 - SIMÕES FILHO - BA	WHOLESALE MILK AND DAIRY PRODUCT COMMERCE
CE	RODOVIA BR 116, KM 04, Nº 7.555, BAIRRO CIDADE DOS FUNCIONÁRIOS, CEP 60.823-105, FORTALEZA-CE	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
CE	RODOVIA BR 116, KM 04, Nº 7.555, ALA A, BAIRRO CIDADE DOS FUNCIONÁRIOS, CEP 60.823-105, FORTALEZA-CE	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
CE	RODOVIA BR 116 - KM 04, N° 7.555, SALA 1, BAIRRO CIDADE DOS FUNCIONÁRIOS, CEP 60.823-105, FORTALEZA - CE	WHOLESALE MILK AND DAIRY PRODUCT COMMERCE
DF	SAA QUADRA 04 LTS 565/615/665, BAIRRO ZONA INDUSTRIAL, CEP 70.632-400 - BRASÍLIA - DF	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
DF	SAA QUADRA 04 LTS 565/615/665, BAIRRO ZONA INDUSTRIAL, ALA A, CEP 70.632-400 - BRASÍLIA - DF	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
DF	ESTRADA DF 495, TRECHO 01, CONJUNTO 2, LOTE 01 - POLO DESENVOLVIMENTO JUSCELINO KUBITSCHEK, BAIRRO SANTA MARIA, CEP 72.549-510 - BRASILIA-DF	MANUFACTURE OF MEAT PRODUCTS
DF	SIA TRECHO 03, LOTES 150,160,170,180,190 E 200, LOJA 25, BAIRRO ZONA INDUSTRIAL, CEP 71.200-030 - GUARÁ - DF	WHOLESALE MILK AND DAIRY PRODUCT COMMERCE
ES	RODOVIA BR 101 NORTE, S/N, KM 265, ALA A, BAIRRO LARANJEIRAS VELHA, CEP 29.162-137 - SERRA - ES	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
ES	RODOVIA BR 101 NORTE, S/N, KM 265, BAIRRO LARANJEIRAS VELHA, CEP 29.162-137 - SERRA - ES	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
GO	RODOVIA BR-060, S/N, KM 394, BAIRRO SETOR INDUSTRIAL, CEP 75.904-900 - RIO VERDE - GO	POULTRY SLAUGHTER AND COLD STORAGE, HOG SLAUGHTERING
GO	RODOVIA BR-060, S/N, KM 394, ALA A, BAIRRO SETOR INDUSTRIAL, CEP 75.904-900 - RIO VERDE - GO	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
GO	RODOVIA BR-060, S/N, KM 436, BAIRRO SETOR INDUSTRIAL, CEP 75.904-900 - RIO VERDE - GO	BREEDING OF OTHER GALLIFORMES, EXCEPT FOR SLAUGHTER
GO	RUA COMENDADOR NEGRÃO LIMA, Nº 40, LOTE 1 A 10, QUADRA 11, BAIRRO SETOR NEGRÃO DE LIMA, CEP 74.650-030 - GOIÂNIA - GO	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS

PERDIGÃO S.A.

CNPJ/MF 01.838.723/0001-27

A Public Company

EXTRACT FROM THE MINUTES OF THE 9th /2008 ORDINARY MEETING OF THE BOARD OF DIRECTORS

GO	FAZENDA RIO DOCE, S/N, ZONA RURAL, CEP 75.902-261 - RIO VERDE - GO	BREEDING OF OTHER POULTRY EXCEPT FOR SLAUGHTER
GO	RODOVIA GO 184/BR 364, S/N, KM 0, BAIRRO SETOR FRANCISCO ANTÔNIO, CEP 75.801-615- JATAÍ - GO	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
GO	RODOVIA BR-060, S/N, KM 394, ALA B, BAIRRO SETOR INDUSTRIAL, CEP 75.904-900 - RIO VERDE - GO	RETAILING OF FOOD PRODUCTS IN GENERAL
GO	RODOVIA BR 452, S/N, KM 2, BAIRRO CÉSAR BASTOS, CEP 75.905-190 - RIO VERDE-GO	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
GO	RODOVIA GO 050, S/N, KM 42, ZONA RURAL, CEP 75.850-000 - CAIAPONIA-GO	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
GO	RODOVIA BR 060, S/N, KM 394, BAIRRO SETOR INDUSTRIAL, CEP 75.904-900 - RIO VERDE - GO	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
GO	RODOVIA GO 341, S/N, KM 2,5, ZONA RURAL, CEP 75.830-000 - MINEIROS-GO	POULTRY SLAUGHTER
GO	FAZENDA FLORES, S/N, CEDRO, ZONA RURAL, CEP 75.830-000 - MINEIROS-GO	PRODUCTION OF DAY-OLD CHICKS
GO	RODOVIA BR 364, KM 179, S/N, LADO ESQUERDO, BAIRRO SETOR FRANCISCO ANTÔNIO, CEP 75.801-615 - JATAI-GO	EGG PRODUCTION
GO	RODOVIA BR 364, KM 194, S/N, BAIRRO SETOR FRANCISCO ANTÔNIO, CEP 75.801-615 - JATAI-GO	PRODUCTION OF DAY-OLD CHICKS
GO	RODOVIA BR 060, KM 504, S/N, SALA 01, MARGEM ESQUERDA, ZONA RURAL, CEP 75.800-970- JATAÍ -GO	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
GO	FAZENDA TRES BARRAS, S/N, LOCALIDADE DE BARREIRO, CEP 75.830-000 - MINEIROS-GO	MANUFACTURE OF ANIMAL FEED
GO	RODOVIA BR 060, KM 504, S/N, MARGEM ESQUERDA, ZONA RURAL, CEP 75.800-970- JATAÍ -GO	POULTRY SLAUGHTER
GO	RODOVIA BR 060, S/N, KM 455, BAIRRO SETOR INDUSTRIAL, CEP 75.904-900 - RIO VERDE - GO	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
GO	RODOVIA GO 341, S/N, KM 2,5, ALA A, ZONA RURAL, CEP 75.830-000 - MINEIROS-GO	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
GO	RODOVIA GO 220, KM 01, S/N, ZONA RURAL, CEP 75.915-000- MONTIVIDIU -GO	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
GO	RODOVIA BR 364, KM 233, S/N, BAIRRO SETOR FRANCISCO ANTÔNIO, CEP 75.801-615 - JATAI-GO	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
GO	RODOVIA BR 153, KM 16,7, S/N, SALA 7, BAIRRO SETOR ARAGUAIA, CEP 74981-330 - APARECIDA DE GOIANIA - GO	WHOLESALE MILK AND DAIRY PRODUCT COMMERCE
MG	RUA DOIS, Nº 500, ALA A, BAIRRO JARDIM INDUSTRIAL, CEP 32.215-400 - CONTAGEM - MG	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS

PERDIGÃO S.A.

CNPJ/MF 01.838.723/0001-27

A Public Company

EXTRACT FROM THE MINUTES OF THE 9th /2008 ORDINARY MEETING OF THE BOARD OF DIRECTORS

MG	RODOVIA MG 449, KM 7,88, S/N, ZONA RURAL, CEP 37.820-000 - ARCEBURGO — MG	BREEDING OF OTHER GALLIFORMES EXCEPT FOR SLAUGHTER
MG	RUA DOIS, Nº 500, BAIRRO JARDIM INDUSTRIAL, CEP 32.215-400 - CONTAGEM — MG	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
MG	AVENIDA WILSON TAVARES RIBEIRO Nº 1.400, LUC 3, BAIRRO CHÁCARAS REUNIDAS, CEP 32.183-680 - CONTAGEM - MG	WHOLESALE MILK AND DAIRY PRODUCT COMMERCE
MG	RODOVIA BR 262, S/N, KM 316, BAIRRO DAS GRAÇAS, CEP 35.370-000 - RIO CASCA — MG	MANUFACTURE OF DAIRY PRODUCTS
MG	RODOVIA BR 381, S/N, KM 436,3, BAIRRO RAVENA, CEP 34.740-000 — SABARÁ — MG	MANUFACTURE OF DAIRY PRODUCTS
MG	AVENIDA CORONEL MARIO CORDEIRO, Nº 310, BAIRRO JARDIM SERRA VERDE, CEP 39.801-457 - TEÓFILO OTONI - MG	MILK PREPARATION
MS	RUA JOAQUIM MURTINHO, Nº 7.563, SALA 22, BAIRRO TIRADENTES, CEP 79.041-060- CAMPO GRANDE - MS	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
MT	AVENIDA PRESIDENTE MEDICI, Nº 4391-D, SALA 3, BAIRRO VILA BIRIGUI, CEP 78.705-000 - RONDONÓPOLIS - MT	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
MT	AVENIDA BEIRA RIO, Nº 399, SALA A, BAIRRO NOVO TERCEIRO, CEP 78.028-420 — CUIABA-MT	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
MT	RODOVIA TRANSEFONICA, S/N, KM 04, ALA A, ZONA RURAL, CEP 78.280-000 - MIRASSOL D’OESTE-MT	BEEF CATTLE SLAUGHTERING PLANT
MT	RODOVIA BR 163, S/N - KM 587 , SETOR INDUSTRIAL, CEP 78.450-000 - NOVA MUTUM-MT	POULTRY SLAUGHTER
MT	ESTRADA DA 2 ETAPA, S/N - KM 25 , ZONA RURAL, CEP 78.450-000 - NOVA MUTUM-MT	EGG PRODUCTION
MT	ESTRADA DA 2 ETAPA, S/N - KM 13, ZONA RURAL, CEP 78.450-000 - NOVA MUTUM-MT	PRODUCTION OF DAY-OLD CHICKS
MT	RODOVIA BR 163, S/N, KM 606, ZONA RURAL, CEP 78.450-000 - NOVA MUTUM-MT	PRODUCTION OF DAY-OLD CHICKS
MT	RODOVIA BR 163, S/N, KM 567, ZONA RURAL, CEP 78.450-000 - NOVA MUTUM-MT	EGG PRODUCTION
MT	RODOVIA BR 163, KM 585, S/N, ZONA RURAL, CEP 78.450-000 - NOVA MUTUM-MT	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
PA	RODOVIA BR 316, S/N, KM 4,5, BAIRRO ÁGUAS LINDAS, CEP 67.020-000 - ANANINDEUA-PA	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
PE	AVENIDA GETÚLIO VARGAS, Nº 635 - SALA A, BAIRRO CURADO, CEP 50.950-000 - RECIFE - PE	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
PE	AVENIDA GETÚLIO VARGAS, Nº 635, SALA C 1, BAIRRO CURADO, CEP 50.950-000 - RECIFE - PE	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
PE	RODOVIA PE 218, KM 46, SEDE, CEP 55.330-000 - BOM THE BOARD — PE	MANUFACTURE OF MEAT PRODUCTS
PE	RODOVIA BR 101 SUL, KM 37, Nº 3.700, SALAS 205/206, BAIRRO IBURA, CEP 51.240-340 - RECIFE - PE	WHOLESALE MILK AND DAIRY PRODUCT COMMERCE
PE	RUA 15 DE NOVEMBRO Nº 463, BAIRRO CENTRO, CEP 55.330-000 - BOM THE BOARD — PE	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
PE	RODOVIA PE-218, S/N, KM 46, ZONA RURAL, CEP 55.330-000 - BOM THE BOARD — PE	MANUFACTURE OF DAIRY PRODUCTS
PR	AVENIDA PRESIDENTE WENCESLAU BRAZ, Nº 255, ALA A, BAIRRO PAROLIN, CEP 81.030-030 - CURITIBA - PR	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
PR	AVENIDA PRESIDENTE WENCESLAU BRAZ, Nº 255, BAIRRO PAROLIN, CEP 81.030-030 - CURITIBA - PR	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
PR	AVENIDA PORTUÁRIA, S/N, BAIRRO DOM PEDRO II, CEP 83221-570 - PARANAGUÁ-PR	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS

PERDIGÃO S.A.

CNPJ/MF 01.838.723/0001-27

A Public Company

EXTRACT FROM THE MINUTES OF THE 9th /2008 ORDINARY MEETING OF THE BOARD OF DIRECTORS

PR	RODOVIA PR 493, Nº 5.500, BAIRRO PASSO DA PEDRA, CEP 85.503-300 - PATO BRANCO - PR	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
PR	RODOVIA BR 158, KM 338, 4.730, BAIRRO TREVO DA GUARANY, CEP 85.501-570 - PATO BRANCO - PR	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
PR	RODOVIA BR 158, KM 338, Nº 4.730, ALA A, BAIRRO TREVO DA GUARANY, CEP 85.501-570 - PATO BRANCO - PR	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
PR	AVENIDA ATTÍLIO FONTANA, Nº 3.077, BAIRRO PINHEIRINHO, CEP 85.603-025 - FRANCISCO BELTRÃO - PR	MANUFACTURE OF ANIMAL FEED
PR	AVENIDA ATTÍLIO FONTANA, Nº 3.077, ALA A, BAIRRO PINHEIRINHO, CEP 85.603-025 - FRANCISCO BELTRÃO - PR	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
PR	RUA SALDANHA MARINHO, Nº 3.535, BAIRRO DOS ESTADOS, CEP 85.035-160 - GUARAPUAVA - PR	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
PR	AVENIDA DOS PIONEIROS, Nº 2.510, BAIRRO CENTRO, CEP 84.145-000 - CARAMBEÍ - PR	POULTRY SLAUGHTER AND SLAUGHTERING PLANT, HOG SLAUGHTER
PR	ESTRADA CARAMBEÍ-CATANDUVA DE FORA, S/N, KM 04, BAIRRO PALMEIRINHA, CEP 84.145-000 - CARAMBEÍ - PR	PRODUCTION OF DAY-OLD CHICKS
PR	ESTRADA CARAMBEÍ-TIBAGI, S/N, KM 30, BAIRRO FAZENDA SANTO ANDRÉ, CEP 84.145-000 - CARAMBEÍ - PR	POULTRY BREEDING, EXCEPT GALLIFORMES
PR	ESTRADA TRONCO SÃO JOÃO, S/N, KM 10, BAIRRO CAMPINA DE CIMA, CEP 84.145-000 - CARAMBEÍ - PR	PRODUCTION OF DAY-OLD CHICKS
PR	AVENIDA DOS PIONEIROS, Nº 2.530, BAIRRO CENTRO, CEP 84.145-000 - CARAMBEÍ - PR	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
PR	AVENIDA MANOEL RIBAS, Nº 95, BAIRRO CENTRO, CEP 85.580-000 - ITAPEJARA DO OESTE - PR	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
PR	RODOVIA BR 277, S/N, KM 67, SALA 01, BAIRRO SÃO SEBASTIÃO, CEP 83075-000 - SÃO JOSÉ DOS PINHAIS-PR	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
PR	AVENIDA DOS PIONEIROS, Nº 2.590, SALA A, BAIRRO CENTRO, CEP 84.145-000 - CARAMBEÍ - PR	RETAILING OF FOOD PRODUCTS IN GENERAL
PR	AVENIDA DOS PIONEIROS, Nº 2.324, SALAS 1 E 2, BAIRRO CENTRO, CEP 84.145-000 - CARAMBEÍ - PR	MANUFACTURE OF ANIMAL FEED
PR	RODOVIA BR 151, S/N, KM 287,50, OUTROS, LOCALIDADE DE CHARCO, CEP 84.193-300 - CASTRO-PR	PRODUCTION OF DAY-OLD CHICKS
PR	AVENIDA DOS PIONEIROS , Nº 2.868, BAIRRO CENTRO, CEP 84.145-000 - CARAMBEI - PR	MANUFACTURE OF DAIRY PRODUCTS
PR	RUA ZILAH WALLBACK PRESTES, Nº 180, BAIRRO BUTIATUVINHA, CEP 82.410-690, CURITIBA-PR	WHOLESALE MILK AND DAIRY PRODUCT COMMERCE
PR	ESTRADA DA GRACIOSA, Nª 503, SALA X, BAIRRO WALFRIDO DO ROSÁRIO, CEP 83.413-200 - COLOMBO - PR	WHOLESALE MILK AND DAIRY PRODUCT COMMERCE
RJ	AVENIDA ACRISIO MOTA, Nº 350, BAIRRO GUADALUPE, CEP 21.660-270 - RIO DE JANEIRO - RJ	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
RJ	AVENIDA ACRISIO MOTA, Nº 350, ALA A, BAIRRO GUADALUPE, CEP 21.660-270 - RIO DE JANEIRO - RJ	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS

PERDIGÃO S.A.

CNPJ/MF 01.838.723/0001-27

A Public Company

EXTRACT FROM THE MINUTES OF THE 9th /2008 ORDINARY MEETING OF THE BOARD OF DIRECTORS

RJ	RUA HERCULANO PINHEIRO, Nº 333, SALA 03, BAIRRO PAVUNA, CEP 2.1532-440 - RIO DE JANEIRO - RJ	WHOLESALE MILK AND DAIRY PRODUCT COMMERCE
RJ	RUA ARTUR QUINTANILHA, Nº 99, BLOCOS 03 E 17, BAIRRO RIO DO OURO, CEP 28.800-000 - RIO BONITO — RJ	WHOLESALE MILK AND DAIRY PRODUCT COMMERCE
RS	AVENIDA PRESIDENTE VARGAS, Nº 1040, BAIRRO CENTRO, CEP 99.150-000 - MARAU - RS	BREEDING OF OTHER GALLIFORMES EXCEPT FOR SLAUGHTER
RS	AVENIDA ARTHUR OSCAR, Nº 1.706, BAIRRO CENTRO, CEP 99.250-000 - SERAFINA CORRÊA - RS	POULTRY SLAUGHTER
RS	RODOVIA RS 324, KM 76, S/N, BAIRRO SANTA RITA, CEP 99.150-000 - MARAU - RS	POULTRY SLAUGHTER
RS	RODOVIA RS 324, KM 76,2 , S/N, BAIRRO SANTA RITA, CEP 99.150-000 - MARAU - RS	MANUFACTURE OF MEAT PRODUCTS
RS	AVENIDA JÚLIO BORELLA, Nº 2.236, BAIRRO CENTRO, CEP 99.150-000 - MARAU - RS	MANUFACTURE OF ANIMAL FEED
RS	RODOVIA RS 331, S/N, KM 15, BAIRRO SEDE, CEP 99.830-000 - GAURAMA - RS	MANUFACTURE OF ANIMAL FEED
RS	RODOVIA RS 324, KM 81,7, FUNDOS, BAIRRO SEDE, CEP 99.150.000 - MARAU - RS	PRODUCTION OF DAY-OLD CHICKS
RS	RODOVIA RS 324, KM 83,3, S/N, BAIRRO SANTO ANTONIO DOS PAVAN, CEP 99.150-000 - MARAU - RS	BREEDING OF OTHER GALLIFORMES EXCEPT FOR SLAUGHTER
RS	RUA OTÁVIO ROCHA, S/N, BAIRRO CERQUEJA, CEP 99.250-000 - SERAFINA CORRÊA - RS	BREEDING OF OTHER GALLIFORMES EXCEPT FOR SLAUGHTER
RS	LINHA GRANDE, S/N, BAIRRO INTERIOR, CEP 99.265-000 - SANTO ANTONIO DO PALMA - RS	BREEDING OF OTHER GALLIFORMES EXCEPT FOR SLAUGHTER
RS	LINHA ANITA GARIBALDI , BAIRRO SEDE, CEP 99.155-000 - VILA MARIA - RS	BREEDING OF OTHER GALLIFORMES EXCEPT FOR SLAUGHTER
RS	LOCALIDADE SÃO JOSÉ DOS RICCI, BAIRRO SEDE, CEP 99.150-000 - MARAU - RS	EUCALYPTUS PLANTATION
RS	LOCALIDADE LARANJEIRA, S/N, BAIRRO SEDE, CEP 99.150-000 - MARAU - RS	EUCALYPTUS PLANTATION
RS	RODOVIA RS 324, S/N, KM 81,7 BAIRRO CENTRO, CEP 99.150-000 - MARAU - RS	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
RS	LOCALIDADE GUARDA VELHA, S/N, BAIRRO SEDE, CEP 99.160-000 - GENTIL - RS	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
RS	AVENIDA 20 DE MARÇO, Nº 1.405, BAIRRO CENTRO, CEP 99.175.000 - NICOLAU VERGUEIRO - RS	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
RS	ESTRADA GERAL NICOLAU VERGUEIRO-/MARAU, KM 2, S/N, BAIRRO SEDE, CEP 99.175-000 - NICOLAU VERGUEIRO - RS	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
RS	RODOVIA RS 324, S/N, BAIRRO MIGLIAVACCA (POVOADO), CEP 99.260-974 - CASCA - RS	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
RS	RUA ANTONIO FIORAVANCO, S/N, BAIRRO CENTRO, CEP 99.165-000 - CAMARGO - RS	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY

PERDIGÃO S.A.

CNPJ/MF 01.838.723/0001-27

A Public Company

EXTRACT FROM THE MINUTES OF THE 9th /2008 ORDINARY MEETING OF THE BOARD OF DIRECTORS

RS	AVENIDA JÚLIO BORELLA, Nº 2.236, ALA A, BAIRRO CENTRO, CEP 99.150-000 - MARAU - RS	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
RS	RUA DUQUE DE CAXIAS, Nº 3, BAIRRO CENTRO, CEP 99.150-000 - MARAU - RS	RETAILING OF FOOD PRODUCTS IN GENERAL
RS	RODOVIA RS 324, KM 76, S/N, ALA A, BAIRRO SANTA RITA, CEP 99.150-000 - MARAU - RS	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
RS	RUA OTÁVIO ROCHA, Nº 859, BAIRRO CENTRO, CEP 99.250-000 - SERAFINA CORRÊA - RS	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
RS	AVENIDA CRISTOVÃO COLOMBO, Nº 2.360, BAIRRO FLORESTA, CEP 90.560-002 - PORTO ALEGRE - RS	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
RS	RODOVIA RS 331, KM 15, ALA A, BAIRRO SEDE, CEP 99.830-000 - GAURAMA - RS	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
RS	RUA DUQUE DE CAXIAS, Nº 3, ALA A, BAIRRO CENTRO, CEP 99.150-000 - MARAU - RS	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
RS	RODOVIA RS 129, Nº 250, KM 150, BAIRRO APARECIDA, CEP 99.250-000 - SERAFINA CORRÊA - RS	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
RS	AVENIDA RIO GRANDE, Nº 6.200, BAIRRO VILA VERA CRUZ, CEP 99040-000 - PASSO FUNDO - RS	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
RS	RODOVIA RS 324, S/N, KM 3, BAIRRO SEDE, CEP 99.150-000 - MARAU - RS	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
RS	RODOVIA RS 324, S/N, KM 67, BAIRRO SEDE, CEP 99.155-000 - VILA MARIA-RS	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
RS	AVENIDA ARTHUR OSCAR, Nº 1.703, BAIRRO CENTRO, CEP 99.250-000 - SERAFINA CORRÊA - RS	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
RS	RUA ZALONY, Nº 160, 7º ANDAR, SALA 707, CENTRO, CEP 96.200-070, RIO GRANDE-RS	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
RS	RODOVIA RS-118, KM 11, Nº 12.760, SETOR 6, BAIRRO JARDIM BETHANIA, CEP 94.901-850 - CACHOEIRINHA - RS	WHOLESALE MILK AND DAIRY PRODUCT COMMERCE
RS	RODOVIA BR 287, KM 249, Nº 2.390, SALA B, BAIRRO PARQUE PINHEIRO MACHADO, CEP 97.030-080 - SANTA MARIA - RS	WHOLESALE MILK AND DAIRY PRODUCT COMMERCE
SC	RODOVIA BR 101, KM 370, S/N, ALA A, BAIRRO ESPLANADA, CEP 88.820-000 - IÇARA - SC	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SC	RODOVIA BR 101, KM 370, S/N, BAIRRO ESPLANADA, CEP 88.820-000 - IÇARA - SC	MANUFACTURE OF ANIMAL FEED
SC	RUA ANTONIO JOVITA DUARTE, Nº 4.138, ALA A, BAIRRO FORQUILHAS, CEP 88.107-100 - SÃO JOSÉ - SC	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SC	RUA ANTONIO JOVITA DUARTE, Nº 4.138, BAIRRO FORQUILHAS, CEP 88.107-100 - SÃO JOSÉ - SC	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS

PERDIGÃO S.A.

CNPJ/MF 01.838.723/0001-27

A Public Company

EXTRACT FROM THE MINUTES OF THE 9th /2008 ORDINARY MEETING OF THE BOARD OF DIRECTORS

SC	RUA WENCESLAU BRÁS, Nº 2.545, ALA A, BAIRRO CENTRO, CEP 89.670-000 - CATANDUVAS - SC	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SC	RODOVIA MONTE CARLO-FRAIBURGO, KM 15, S/N, BAIRRO SEDE, CEP 89.618-000 - MONTE CARLO - SC	EUCALYPTUS AND PINE PLANTATIONS
SC	ESTRADA ERVAL VELHO-SALTO DO LEÃO, KM 12, S/N, LINHA SALTO DO LEÃO, CEP 89.613-000 - ERVAL VELHO - SC	EUCALYPTUS AND PINE PLANTATIONS
SC	ACESSO CIDADE ALTA, Nº 4.700, SALA A, BAIRRO SÃO CRISTÓVÃO, CEP 89.665-000 - CAPINZAL - SC	RETAILING OF FOOD PRODUCTS IN GENERAL
SC	ESTRADA ERVAL VELHO-SALTO DO LEÃO, KM 10, S/N, LINHA SALTO DO LEÃO, CEP 89.613-000 - ERVAL VELHO - SC	ELECTRICITY GENERATION
SC	RUA PRESIDENTE CASTELO BRANCO, Nº 141, ALA A, BAIRRO CENTRO, CEP 89.610-000 - HERVAL D’OESTE - SC	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SC	AVENIDA PRESIDENTE CASTELO BRANCO, Nº 161, BAIRRO CENTRO, CEP 89.610-000 - HERVAL D’OESTE - SC	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SC	ACESSO CIDADE ALTA, Nº 4.700, SALA B, BAIRRO SÃO CRISTÓVÃO, CEP 89.665-000 - CAPINZAL - SC	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SC	RUA ERNESTO HACHMANN, Nº 697, BAIRRO CENTRO, CEP 89.665-000 - CAPINZAL - SC	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SC	AVENIDA PRESIDENTE CASTELO BRANCO, Nº 141, BAIRRO CENTRO, CEP 89.610-000 - HERVAL D’OESTE - SC	SLAUGHTERING PLANT — POULTRY SLAUGHTER
SC	ACESSO CIDADE ALTA, Nº 4.700, BAIRRO SÃO CRISTÓVÃO, CEP 89.665-000 - CAPINZAL - SC	POULTRY SLAUGHTER
SC	RUA WENCESLAU BRÁS, Nº 2.545, BAIRRO CENTRO, CEP 89.670-000 - CATANDUVAS - SC	MANUFACTURE OF ANIMAL FEED
SC	ESTRADA CATANDUVAS-PEDRA LISA, S/N, KM 4, BAIRRO SEDE, CEP 89.670-000 - CATANDUVAS - SC	BREEDING OF OTHER GALLIFORMES EXCEPT FOR SLAUGHTER
SC	ESTRADA LUZERNA, S/N, KM 15, BAIRRO COXILHA SECA, CEP 89.610-000 - HERVAL D’OESTE - SC	EGG PRODUCTION
SC	ESTRADA CAPINZAL-SETE, S/N, BAIRRO SÃO ROQUE, CEP 89.665-000 - CAPINZAL - SC	PRODUCTION OF DAY-OLD CHICKS
SC	ESTRADA HERVAL D’OESTE-LUZERNA, S/N, KM 15, LINHA PINHEIRO, CEP 89.610-000 - HERVAL D’OESTE - SC	PRODUCTION OF DAY-OLD CHICKS
SC	ESTRADA MUNICIPAL, Nº 19, BAIRRO ALTO ALEGRE, CEP 89.665-000 - CAPINZAL - SC	BREEDING OF OTHER GALLIFORMES EXCEPT FOR SLAUGHTER
SC	ESTRADA CAPINZAL-PIRATUBA, KM 7, S/N, BAIRRO SEDE, CEP 89.665-000 - CAPINZAL - SC	BREEDING OF OTHER GALLIFORMES EXCEPT FOR SLAUGHTER
SC	ESTRADA CAPINZAL-PIRATUBA, S/N, BAIRRO EMPRESA VELHA, CEP 89.665-000 - CAPINZAL - SC	BREEDING OF OTHER GALLIFORMES EXCEPT FOR SLAUGHTER
SC	ESTRADA MUNICIPAL DUAS PONTES, S/N, BAIRRO BARRO PRETO, CEP 89.665-000 - CAPINZAL - SC	EGG PRODUCTION
SC	RODOVIA SC 422, KM 2,5, FUNDOS, BAIRRO BRUNO HEIDRICH, CEP 89.190-000 - TAIÓ - SC	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SC	RODOVIA SC 422, KM 2,5, BAIRRO BRUNO HEIDRICH, CEP 89.190-000 - TAIÓ - SC	BREEDING OF CHICKENS FOR SLAUGHTER
SC	ESTRADA CAÇADOR-PORTO UNIÃO, KM 22, S/N, BAIRRO SEDE, CEP 89.430-000 - CALMON - SC	EUCALYPTUS AND PINE PLANTATIONS
SC	RUA FREDERICO UNSTANDT, Nº 221, BAIRRO MATINHO, CEP 89.820-000 - XANXERÊ - SC	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
SC	RUA FREDERICO UNSTANDT, Nº 221, ALA A, BAIRRO MATINHO, CEP 89.820-000 - XANXERÊ - SC	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS

PERDIGÃO S.A.

CNPJ/MF 01.838.723/0001-27

A Public Company

EXTRACT FROM THE MINUTES OF THE 9th /2008 ORDINARY MEETING OF THE BOARD OF DIRECTORS

SC	ESTRADA RIO DAS ANTAS-PEDRA LISA, KM 14, S/N, BAIRRO PAIOL BRANCO, CEP 89.550-000 - RIO DAS ANTAS - SC	EUCALYPTUS AND PINE PLANTATIONS
SC	RODOVIA MACIEIRA, Nº 477, BAIRRO SÃO DOMINGOS, CEP 89.518-000 - MACIEIRA - SC	EUCALYPTUS AND PINE PLANTATIONS
SC	RUA JORGE TZACHEL, Nº 475, TÉRREO, BAIRRO FAZENDA, CEP 88.301-600 - ITAJAÍ - SC	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
SC	RODOVIA SC 453, S/N, KM 50, BAIRRO DISTRITO INDUSTRIAL, CEP 89.560-000 - VIDEIRA - SC	MANUFACTURE OF ANIMAL FEED
SC	RUA XV DE NOVEMBRO, Nº 19, BAIRRO CENTRO, CEP 89.560-000 - VIDEIRA - SC	RETAILING OF FOOD PRODUCTS IN GENERAL
SC	RUA XV DE NOVEMBRO, Nº 100, BAIRRO CENTRO, CEP 89.560.000 - VIDEIRA - SC	POULTRY SLAUGHTER AND SLAUGHTERING PLANT, HOG SLAUGHTERING
SC	RUA SAUL BRANDALISE, Nº 118, BAIRRO CENTRO, CEP 89.595-000 - SALTO VELOSO - SC	MANUFACTURE OF MEAT PRODUCTS
SC	RUA SAUL BRANDALISE, Nº 118, ALA A, BAIRRO CENTRO, CEP 89.595-000 - SALTO VELOSO - SC	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SC	RUA SAUL BRANDALISE, Nº 39, BAIRRO CENTRO, CEP 89.560-000 - VIDEIRA - SC	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SC	RODOVIA BR 116, S/N, KM 255, ALA A, BAIRRO CENTRO, CEP 88.502-970 - LAGES - SC	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SC	RODOVIA BR 116, S/N, KM 255, BAIRRO CENTRO, CEP 88.502-970 - LAGES - SC	PREPARATION OF MEATS
SC	AVENIDA JOAO PESSOA, S/N, BAIRRO CENTRO, CEP 89.940-000 - GUARUJÁ DO SUL - SC	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
SC	RODOVIA SC 473, KM 10, S/N, BAIRRO LINHA AGROISA, CEP 89.980-000 - CAMPO ERÊ - SC	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
SC	RUA WILLY BARTH, Nº 1.269, BAIRRO SÃO GOTARDO, CEP 89.900-000 - SÃO MIGUEL D’OESTE - SC	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
SC	AVENIDA PRESIDENTE KENNEDY, Nº 1.800, BAIRRO SEDE, CEP 89.874-000 - MARAVILHA - SC	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
SC	LINHA SÃO ROQUE, S/N, BAIRRO LOURDES, CEP 89.560-000 - VIDEIRA - SC	HOG BREEDING
SC	ESTRADA VIDEIRA-IOMERÊ, S/N, BAIRRO SEDE, CEP 89.560-000 - VIDEIRA - SC	POULTRY BREEDING EXCEPT GALLIFORMES
SC	VILA PASSO DA FELICIDADE, S/N, BAIRRO IRAKITAN, CEP 89.642-000 - TANGARÁ - SC	BREEDING OF OTHER GALLIFORMES EXCEPT FOR SLAUGHTER
SC	RODOVIA SC 453, KM 50, S/N, BAIRRO DISTRITO INDUSTRIAL, CEP 89.560-000 - VIDEIRA - SC	PRODUCTION OF DAY-OLD CHICKS
SC	ESTRADA RIO DAS PEDRAS, S/N, BAIRRO RIO DAS PEDRAS, CEP 89.560-000 - VIDEIRA - SC	EUCALYPTUS AND PINE PLANTATIONS
SC	RODOVIA FRAIBURGO-MONTE CARLO, S/N, KM 10, BAIRRO LIBERATA, CEP 89.580-000 - FRAIBURGO - SC	EUCALYPTUS AND PINE PLANTATIONS
SC	LINHA APARECIDA, S/N, BAIRRO SEDE, CEP 89.560-000 - VIDEIRA - SC	BREEDING OF OTHER POULTRY EXCEPT FOR SLAUGHTER
SC	RUA FARROUPILHA, S/N, BAIRRO FARROUPILHA, CEP 89.560-000 - VIDEIRA - SC	EUCALYPTUS AND PINE PLANTATIONS

PERDIGÃO S.A.

CNPJ/MF 01.838.723/0001-27

A Public Company

EXTRACT FROM THE MINUTES OF THE 9th /2008 ORDINARY MEETING OF THE BOARD OF DIRECTORS

SC	RUA HERMANN KOLBERG, Nº 373, BAIRRO CENTRO, CEP 89.560-000 - VIDEIRA - SC	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
SC	RODOVIA MUNICIPAL FRAIBURGO 120, S/N, LOCALIDADE BAIA, BAIRRO FAZENDA MORAES 89.580-000 - FRAIBURGO - SC	EUCALYPTUS AND PINE PLANTATIONS
SC	VILA PASSO DA FELICIDADE, S/N, FUNDOS, BAIRRO IRAKITAN, CEP 89.642-000 - TANGARÁ - SC	EUCALYPTUS AND PINE PLANTATIONS
SC	ESTRADA MUNICIPAL, S/N, BAIRRO SANTA GEMA, CEP 89.560-000 - VIDEIRA - SC	PRODUCTION OF DAY-OLD CHICKS
SC	ESTRADA MUNICIPAL, S/N, BAIRRO RIO DAS PEDRAS, CEP 89.560-000 - VIDEIRA - SC	CULTIVATION OF SEEDLINGS IN FORESTRY NURSERIES
SC	RUA BULCÃO VIANA, Nº 54, BAIRRO CENTRO, CEP 89.560-000 - VIDEIRA - SC	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SC	RODOVIA SC 453, KM 50, S/N, ALA A, BAIRRO DISTRITO INDUSTRIAL, CEP 89.560-000 - VIDEIRA - SC	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SC	RUA SAUL BRANDALISE, Nº 39, 3º ANDAR, BAIRRO CENTRO, CEP 89.560-000 - VIDEIRA - SC	CIVIL ENGINEERING REFURBISHMENTS, BUILDING AND MACHINERY MAINTENANCE
SC	VILA PASSO DA FELICIDADE, S/N, ALA A, BAIRRO IRAKITAN, CEP 89.642-000 - TANGARÁ - SC	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SC	RUA BULCÃO VIANA, S/N, BAIRRO CENTRO, CEP 89.560-000 - VIDEIRA - SC	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SC	RUA HERMANN KOLBERG, S/N, ALA A, BAIRRO CENTRO, CEP 89.560-000 - VIDEIRA - SC	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SC	ESTRADA CAMPO ERÊ-MARAVILHA, S/N, KM 01, BAIRRO PRIMAVERA, CEP 89.980-000 - CAMPO ERÊ - SC	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
SC	RODOVIA SC 467, KM 19, S/N, BAIRRO SEDE, CEP 89.830-000 - ABELARDO LUZ - SC	WHOLESALE COMMERCE IN AGRICULTRUAL RAW MATERIALS; CENTRAL DEPOSIT FOR PRUCHASE OF AGRICULTURAL RAW MATERIALS FOR MANUFACTURE OF ANIMAL FEED FOR ANOTHER ESTABLISHMENT OF THE SAME COMPANY
SC	RUA MONTE CASTELO, N° 125, BAIRRO CENTRO, CEP 88.501-060 - LAGES-SC	DEPOSIT FOR STORAGE OF MERCHANDIZE FOR PROPRIETARY COMMERCIAL AND INDUSTRIAL ESTABLISHMENTS - “CLOSED DEPOSIT
SC	RUA JORGE TZACHEL, Nº 475, TÉRREO, SALA 01, BAIRRO FAZENDA, CEP 88.301-600 - ITAJAÍ-SC	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SC	RUA JORGE TZACHEL, Nº 475, 1º ANDAR, BAIRRO FAZENDA, CEP 88.301-600 - ITAJAÍ-SC	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SC	AVENIDA JOÃO BATISTA RIBEIRO DE ANDRADE, Nº 225, FUNDOS, CAM. 11, 12, 13, E 14, BAIRRO INDUSTRIAL LIBERATA, CEP 89.580-000 - FRAIBURGO-SC	DEPOSIT FOR STORAGE OF MERCHANDIZE FOR PROPRIETARY COMMERCIAL AND INDUSTRIAL ESTABLISHMENTS - “CLOSED DEPOSIT” RAW MATERIALS AND PACKAGING PURCHASING CENTER.
SC	RODOVIA SC 454, KM 1,2, BLOCO A, BAIRRO DISTRITO INDUSTRIAL, CEP 89.670-000- CATANDUVAS -SC	ANIMAL FEED WHOLESALING
SC	RODOVIA SC 283, KM 23, BAIRRO CENTRO, CEP 89.882-000 - PLANALTO ALEGRE - SC	MILK PREPARATION
SC	RUA C, S/N, ALA 2, BAIRRO CENTRO, CEP 89.900-000 - SÃO MIGUEL D’OESTE - SC	MILK PREPARATION
SC	RODOVIA SC 283, KM 10, S/N - ALA 2, BAIRRO CENTRO, CEP 89.700-000 - CONCÓRDIA - SC	MILK PREPARATION
SC	RODOVIA SC 473, S/N, BAIRRO CENTRO, CEP 89.980-000 - CAMPO ERÊ - SC	MILK PREPARATION
SC	RUA JOSÉ JOÃO DE SOUZA, Nº 589, SALA 1, BAIRRO ROÇADO, CEP 88.108-170 - SÃO JOSÉ - SC	WHOLESALE MILK AND DAIRY PRODUCT COMMERCE

PERDIGÃO S.A.

CNPJ/MF 01.838.723/0001-27

A Public Company

EXTRACT FROM THE MINUTES OF THE 9th /2008 ORDINARY MEETING OF THE BOARD OF DIRECTORS

SC	UA BERTOLINO SERPA, nº 501, BLOCO 02, BAIRRO ESPINHEIROS, CEP 88.317-070, ITAJAÍ-SC	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
SC	RODOVIA SC 438, Nº 232, KM 33, CEP 88.750-000, BRAÇO DO NORTE-SC	HOG BREEDING
SC	BR 470, KM 319, DISTRITO INDUSTRIAL, CEP 89.620-000, CAMPOS NOVOS-SC	MANUFACTURE OF ANIMAL FEED
SP	AVENIDA KENKITI SIMOMOTO, Nº 845, BAIRRO JAGUARÉ, CEP 05.347-010 - SÃO PAULO - SP	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
SP	AVENIDA NAÇÕES UNIDAS, 51-15, NÚCLEO RESIDENCIAL PRESIDENTE GEISEL, CEP 17.033-260 - BAURU - SP	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
SP	AVENIDA NOSSA SENHORA DE FÁTIMA, Nº 1.262, BAIRRO JARDIM CASQUEIRO, CEP 11.530-030 - CUBATÃO - SP	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
SP	RUA GUIDO DE CAMARGO PENTEADO SOBRINHO, Nº 601, BAIRRO PARQUE REAL, MARGEM DA RODOVIA SP 332, CEP 13.067-703 - CAMPINAS - SP	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
SP	AVENIDA 3, S/N, BAIRRO BATOVI, CEP 13.504-764 - RIO CLARO - SP	PRODUCTION OF DAY-OLD CHICKS
SP	RODOVIA SP 225, KM 115, S/N, FAZENDA CALIFÓRNIA, CEP 17.380-000 - BROTAS - SP	EGG PRODUCTION
SP	AVENIDA NAÇÕES UNIDAS, Nº 51-15, ALA A, NÚCLEO RESIDENCIAL PRESIDENTE GEISEL, CEP 17.033-260 - BAURU - SP	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SP	AVENIDA NOSSA SENHORA DE FÁTIMA, Nº 1.262, ALA A, BAIRRO JARDIM CASQUEIRO, CEP 11.530-030 - CUBATÃO - SP	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SP	RUA GUIDO DE CAMARGO PENTEADO SOBRINHO, Nº 601, ALA A, BAIRRO PARQUE REAL, MARGEM DA RODOVIA SP 332, CEP 13.067-703 - CAMPINAS - SP	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SP	AVENIDA 3, S/N, ALA A, BAIRRO BATOVI, CEP 13.504-764 - RIO CLARO - SP	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SP	AVENIDA KENKITI SIMOMOTO, Nº 845, ALA A, BAIRRO JAGUARÉ, CEP 05.347-010 - SÃO PAULO - SP	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SP	AVENIDA TORRES DE OLIVEIRA, Nº 300, BAIRRO JAGUARÉ, CEP 05.347-020 - SÃO PAULO - SP	RETAILING OF FOOD PRODUCTS IN GENERAL
SP	AVENIDA ESCOLA POLITÉCNICA, Nº 760, BAIRRO RIO PEQUENO, CEP 05.350-000 - SÃO PAULO-SP	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SP	AVENIDA GESSY LEVER, Nº 99, PARTE B, BAIRRO LENHEIRO, CEP 13.272-000- VALINHOS-SP	FABRICAÇÃO DE MARGARINA E OUTRAS GORDURAS VEGETAIS.
SP	AVENIDA JOSE MARTINS DA COSTA, Nº 134, BAIRRO QUINHAU, CEP 06.900-000 - EMBU - SP	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS
SP	RUA HUBERT SCHLEDORN, Nº 130, LOTE 1A, PARTE B, BAIRRO JARDIM DAS TULIPAS, CEP 13.212-793 - JUNDIAÍ - SP	WHOLESALE MILK AND DAIRY PRODUCT COMMERCE
SP	RUA MARIA SANTOS BESSA, Nº 463, SALA 2, BAIRRO JARDIM ALVORADA, CEP 18.460-000 - ITARARE - SP	WHOLESALE MILK AND DAIRY PRODUCT COMMERCE
SP	AVENIDA AMAPA, 5-60, SALA 5, BAIRRO VILA CORALINA, CEP 17.030-010 - BAURU - SP	MANAGEMENT AND ADMINISTRATION OF LOCAL ADMINISTRATIVE UNITS
SP	AVENIDA LUIS SALDANHA RODRIGUES Nº 2.504, SALA A, BAIRRO SANTOS DUMONT, CEP 19.908-095 - OURINHOS - SP	WHOLESALE MILK AND DAIRY PRODUCT COMMERCE
SP	RODOVIA REGIS BITTENCOURT, KM 293,5, S/N, SALA 6 BAIRRO POTUVERA, CEP 06.882-700 - ITAPECERICA DA SERRA - SP	WHOLESALE MILK AND DAIRY PRODUCT COMMERCE
BOLO-NHA	VILA MASETTI Nº 5, CIDADE DE ZOLA PEDROSA, CEP 40069 - ESTADO DE BOLONHA - PAÍS: ITALIA	WHOLESALE MEAT BUSINESS, MEAT PRODUCTS AND OTHER FOOD PRODUCTS

9. Other Company matters of an internal nature. CONCLUSION: These minutes having been read and approved, were signed by the participants of the meeting. Nildemar Secches, President; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva; Rami Naum Goldfajn. (I

PERDIGÃO S.A.

CNPJ/MF 01.838.723/0001-27

A Public Company

EXTRACT FROM THE MINUTES OF THE 9th /2008 ORDINARY MEETING OF THE BOARD OF DIRECTORS

certify that this is an exact copy of the original minutes transcribed in Register 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors, pages 56 to 67)

NEY ANTONIO FLORES SCHWARTZ

Secretary